EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	June 29, 2008	July 1, 2007
Earnings:

Income before income taxes	$168,535	$145,425

Add (deduct):

Interest on indebtedness	51,943	58,860
Portion of rents representative of the interest factor (a)	4,458	4,096
Amortization of debt expense	426	390
Amortization of capitalized interest	830	1,343
Adjustment to exclude minority interest and income from equity investee	(1,895)	(265)

Earnings as adjusted	$224,297	$209,849

Fixed Charges:

Interest on indebtedness	$51,943	$58,860
Portion of rents representative of the interest factor (a)	4,458	4,096
Amortization of debt expense	426	390
Capitalized interest	2,900	65

Total fixed charges	$59,727	$63,411

Ratio of earnings to fixed charges	3.76	3.31

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.